Filed by Delta Air Lines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: Northwest Airlines Corporation
Commission File No.: 1-15285

On September 18, 2008 Edward H.  Bastian, President and Chief Financial Officer of Delta presented to the 2008 Calyon Securities U.S. Airline Conference.  The following materials were used in conjunction with the presentation.

Statements in the following presentation that are not historical facts, including statements regarding our estimates, expectations, beliefs, intentions, projections or strategies for the future, may be “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995.  All forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from the estimates, expectations, beliefs, intentions, projections and strategies reflected in or suggested by the forward-looking statements.  These risks and uncertainties include, but are not limited to, the cost of aircraft fuel; the impact that our indebtedness will have on our financial and operating activities and our ability to incur additional debt; the restrictions that financial covenants in our financing agreements will have on our financial and business operations; labor issues; interruptions or disruptions in service at one of our hub airports; our increasing dependence on technology in our operations; our ability to retain management and key employees; the ability of our credit card processors to take significant holdbacks in certain circumstances; the effects of terrorist attacks; and competitive conditions in the airline industry.

Forward-looking statements in the presentation that relate to our proposed merger transaction with Northwest Airlines Corporation include, without limitation, our expectations with respect to the synergies, costs and charges, capitalization and anticipated financial impacts of the merger transaction and related transactions; approval of the merger transaction and related transactions by shareholders; the satisfaction of the closing conditions to the merger transaction and related transactions; and the timing of the completion of the merger transaction and related transactions.  Factors that may cause the actual results to differ materially from the expected results include, but are not limited to, the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, due to, among other things, (1) the airline pricing environment; (2) competitive actions taken by other airlines; (3) general economic conditions; (4) changes in jet fuel prices; (5) actions taken or conditions imposed by the United States and foreign governments; (6) the willingness of customers to travel; (7) difficulties in integrating the operations of the two airlines; (8) the impact of labor relations; and (9) fluctuations in foreign currency exchange rates.  Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder or regulatory approvals, or the failure of other closing conditions.

Additional information concerning risks and uncertainties that could cause differences between actual results and forward-looking statements is contained in Delta’s Securities and Exchange Commission filings, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the quarterly period ended June 30, 2008. Caution should be taken not to place undue reliance on Delta’s forward-looking statements, which represent Delta’s views only as of September 18, 2008, and which Delta has no current intention to update.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger, Delta has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (No. 333-151060), as amended, that includes a joint proxy statement of Delta and Northwest, dated August 8, 2008, and that also constitutes a prospectus of Delta.  Delta and Northwest urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger because it contains important information.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).  You may also obtain these documents, free of charge, from Delta’s website (www.delta.com) under the tab “About Delta” and then under the heading “Investor Relations” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Northwest’s website (www.nwa.com) under the tab “About Northwest” and then under the heading “Investor Relations” and then under the item “SEC Filings and Section 16 Filings.”

Delta, Northwest and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Delta and Northwest stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Delta and Northwest stockholders in connection with the proposed merger are set forth in the joint proxy statement/prospectus.  You can find additional information about Delta’s executive officers and directors in its definitive proxy statement filed with the SEC on April 25, 2008 related to Delta’s 2008 Annual Meeting of Stockholders. You can find additional information about Northwest’s executive officers and directors in its Amendment to its Annual Report on Form 10-K filed with the SEC on April 29, 2008. You can obtain free copies of these documents from Delta and Northwest using the contact information above.

Delta Air Lines
Edward H. Bastian
President and Chief Financial Officer
Calyon Securities U.S. Airline Conference
September 18, 2008

 This presentation contains various projections and other forward-looking statements which represent Delta’s estimates or expectations regarding future events.  All forward-looking statements involve a number of assumptions, risks and uncertainties, many of which are beyond Delta’s control, that could cause the actual results to differ materially from the projected results.  Factors which could cause such differences include, without limitation, business, economic, competitive, industry, regulatory, market and financial uncertainties and contingencies, as well as the “Risk Factors” discussed in Delta’s Form 10-Q filed with the SEC on July 17, 2008 and
 Form 10-K filed with the SEC on February 15, 2008.  Caution should be taken not to place undue reliance on Delta’s forward-looking statements, which represent Delta’s views only as of the date of this presentation, and which Delta has no current intention to update.
 In this presentation, we will discuss certain non-GAAP financial measures in talking about our company’s performance.  You can find the reconciliations of those measures to comparable GAAP measures on our website at delta.com.
 In connection with the proposed merger of Delta and Northwest Airlines Corporation, Delta has filed with the Securities and Exchange
 Commission (“SEC”) a Registration Statement on Form S-4 (No. 333-151060), as amended, that includes a joint proxy statement of
 Delta and Northwest, dated August 8, 2008, and that also constitutes a prospectus of Delta. Delta and Northwest urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger because it contains important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the
 SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Delta’s website (www.delta.com) under the tab “About Delta” and then under the heading “Investor Relations” and then under the item “SEC Filings” or from Northwest’s website (www.nwa.com) under the tab “About Northwest” and then under the heading “Investor Relations” and then under the item
 “SEC Filings and Section 16 Filings.”
 Delta, Northwest and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Delta and Northwest stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Delta and Northwest stockholders in connection with the proposed merger are set forth in the joint proxy statement/prospectus. You can find additional information about Delta’s executive officers and directors in its definitive proxy statement filed with the SEC on April 25, 2008 related to Delta’s 2008 Annual Meeting of Stockholders.
 You can find additional information about Northwest’s executive officers and directors in its Amendment to its Annual Report on Form
 10-K filed with the SEC on April 29, 2008. You can obtain free copies of these documents from Delta and Northwest using the contact information above.
Safe Harbor

• Industry leading June quarter results
• Revenue premium to the industry
• Creates powerful global leader
• $2B expected annual synergies by 2012
• Advance planning de-risks integration
• Capacity and cost discipline
• Additional cash raising opportunities
Strong operating
performance
Game-changing
merger with Northwest
Preserving solid
liquidity position
Delta Air Lines - Positioned For Long Term Success

1 Excludes special and non-recurring items
June Quarter 2008 Pre-Tax Income ($M)1
Pre-tax profit despite $1B increase in fuel input costs
Delta Posts Top Tier Results

1 Excludes special and non-recurring items. Delta’s performance reflects its reported all-in fuel price of

   $3.13 per gallon.  The performance of other airlines is adjusted to this price.
Pre-Tax Margin (%)1
Pre-Tax Income ($M)1
June Quarter 2008 Results Normalized for Fuel
Delivers leading pre-tax income in June 2008 quarter
Delta Posts Top Tier Results

2007
2008
Source: WTI Crude
Delta standalone
While reaching unprecedented
heights this year…
Recent decline provides substantial
cash flow relief
Delta + Northwest
$1 barrel
=
$80 million per year
$1 barrel
=
$135 million per year
Volatile Fuel Prices Persist

Delta Maintains A Strong Liquidity Position
Note: Liquidity balance includes cash and short term securities. Operating cash flow excludes fuel price increase from 2007 to 2008.
Cash Flow December 2007 vs. December 2008 ($B)
Fuel Price
Impact,
Net of Hedges
Unrestricted
Liquidity Balance
12/31/07
Unrestricted
Liquidity Balance
12/31/08
Net Debt
Issuance
3.1
3.8
(1.3)
Cap Ex
0.2
(2.6)
3.0
Operating
Cash Flow
Cash preservation a priority in time of high fuel prices and economic uncertainty

• Credit card processing agreement extended through 2011 with no holdback
 • Manageable cash trigger thresholds
• Financing commitments for all aircraft firm orders through 2010
• Amendment of NWA credit facility
 • Addresses incompatibility - allows us to close transaction with both credit facilities in place
• Additional cash raising opportunities
 • Affinity card
 • NWA financing activities
 • Commitment for $500M revolving credit facility
Delta/Northwest combined expected to have approximately $6B in cash at year-end
Focused On Enhancing Liquidity

Average Jet Fuel
Equivalent Cap
$3.42
$3.45
$2.93
Fuel Hedging Portfolio
Note: Hedging portfolio data as of September 10, 2008
$3.57
$3.50
$3.40
$3.11
% Hedged
Long-Term Fuel Hedge Strategy in Place

Current
Projection
Passenger RASM
Up 9 - 10%
Non-Passenger Revenue*
~$750 million
Up 25%
Mainline non-fuel CASM
Up 1 - 3%
System Capacity
Down 1%
September 2008 Quarter
Domestic
Down 12%
International
Up 15%
Operating Margin
1 - 3%
Fuel Price
$3.51
* Includes Cargo and Other Operating Revenue
September 2008 Quarter Guidance

Key Milestones
Merger With Northwest On Track To Close By End Of Year
• Unprecedented 4-year pre-merger joint pilot agreement approved by both pilot groups
• European Commission merger approval / continued cooperation with
 DOJ analysis
• Stockholder meetings - September 25
• Integration planning teams working diligently
 • Credit agreements aligned facilitating the close
 • Officer leadership team named
 • Announced core IT systems
 • Plan submitted to FAA for single operating certificate

Jul 2008
2009
2010
Senior
Leaders
Announced
Phased Customer
Deliverables
Frontline Uniform
Rollout
First Combined
Schedule
Full Code Share
Single
Operating
Certificate
Reservations
Cutover
Single
Website
Combined
Crew
Systems
Integrated
Rev Mgt
Systems
Fully
Integrated
Schedule
Target
Close
Management
Team
Announced
Shareholder
Approval
Resolution of Labor Representation
Merger Integration Timeline

1 Excludes special and non-recurring items

Synergy Phase-in ($B)1
 2.0
 1.6
 1.1
 0.5
 2009
 2010
 2011
 2012
 Revenue Cost
Detailed plans in place enabling smooth integration
Merger expected to be accretive to shareholders in year one including cash integration costs
Mitigating Merger Integration Risk Is Top Priority

• Industry leading results
• Solid top line growth
• Creates premier global airline
• Approval process on track
• Detailed plan de-risks integration
• Led domestic capacity rationalization
• Best in class cost structure
• Liquidity opportunities post-merger
Strong operating
performance
Northwest merger is a
game-changer
Solid liquidity position
Delta Air Lines - Positioned For Long Term Success

Non-GAAP Reconciliation Mainline Non-Fuel CASM

	FORECAST
	September 2008 Quarter				September 2008 Quarter
	Current Projection				Previous Guidance

Mainline CASM projection	12.31	¢	12.44	¢	12.12	¢	11.99	¢
Items excluded:
Aircraft maintenance and staffing services to third parties	(0.45)		(0.45)		(0.39)		(0.39)
Mainline CASM projection excluding items not
related to generation of a seat mile	11.86	¢	11.99	¢	11.73	¢	11.60	¢
Fuel expense and related taxes	(5.29)		(5.29)		(5.23)		(5.23)
Mainline CASM projection excluding fuel expense
and related taxes	6.57	¢	6.70	¢	6.50	¢	6.37	¢
Change year-over-year in Mainline CASM excluding
fuel expense and related taxes	1%		3%		0%		(2%	)

Note:
Delta's cost per available seat mile (CASM) excludes expenses related to Delta's providing maintenance and staffing services to third parties as these costs are not associated with the generation of a seat mile.

Delta presents mainline CASM excluding fuel expense and related taxes because management believes high fuel prices mask the progress achieved toward its business plan targets.

Length of Haul Adjusted PRASM

	Five
	Months Ended
	May 31, 2008

PRASM	11.63	¢
Length of haul adjustment, including adjustments for
other airline revenue and certain other revenue	0.04
Length of haul adjusted PRASM, including adjustments for
other airline revenue and certain other revenue	11.67	¢
Industry average PRASM	11.44	¢
Percentage of industry average	102%

Note:
Delta presents length of haul adjusted passenger revenue per available seat mile (PRASM) including adjustments for other airline revenue and certain other revenue because management believes this provides a more meaningful comparison of the company’s PRASM to the industry.

Pre-Tax Income

June 2008
Quarter
(in millions)
Pre-tax (loss) income	$(1,163)
Items excluded:
Impairment of goodwill and other intangible assets	1,196
Restructuring, asset writedowns, pension settlements and related items	104
Total items excluded	1,300
Pre-tax income (loss) excluding special and reorganization related items	$137

Note:	Delta excludes special and reorganization related items because management believes the exclusion of these items is helpful to investors to evaluate the company’s recurring operational performance.